UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           IMPSAT FIBER NETWORKS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   45321T 20 2
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey 07960
                                 (973) 984-1233
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         45321T 20 2
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  WC, OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                                   7. Sole Voting Power:         *
                                                  ------------------------------
   Shares Beneficially                         8. Shared Voting Power:       *
                                                  ------------------------------
   Owned by
   Each Reporting                              9. Sole Dispositive Power:    *
                                                  ------------------------------
   Person With                                10. Shared Dispositive Power:  *
                                                  ------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    *
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):  20.8%*
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14.  Type of Reporting Person (See Instructions):  IA, IN
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*   Pursuant to the Plan of Reorganization under Chapter 11 of the United States
Bankruptcy Code of IMPSAT Fiber Networks, Inc., a Delaware corporation (the "Company"), as of September 5, 2003, certain separately managed accounts (collectively, the "Accounts") of WRH Partners Global Securities, L.P., a Delaware limited partnership, and W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company, were issued, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of the Company (the "Series A Notes"), in exchange for certain indebtedness of the Company. As of September 5, 2003, the Series A Notes are convertible into 2,629,683 shares of the common stock, par value $0.01 per share (the "Shares"), of the Company. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts. Thus, as of September 5, 2003, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 2,629,683 Shares, or approximately 20.8% of the Shares deemed issued and outstanding as of that date. See Item 3 and Item 5 of this Schedule 13D for additional information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of IMPSAT Fiber Networks, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Elvira Rawson de Dellepiane 150, Piso 8, C1107BCA, Buenos Aires, Argentina.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises voting and investment discretion for and on behalf of WRH Partners Global Securities, L.P., a Delaware limited partnership ("Huff Global"), and W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"). Huff Global and Huff Asset Management are engaged in the investment in securities of all kinds, and/or serve as investment manager for separately managed accounts, which also are engaged in similar investment activities (collectively, the "Accounts").

          Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On June 11, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On October 23, 2002, the Company also filed with the Bankruptcy Court a plan of reorganization (as amended, the "Plan"). Pursuant to the Plan, on September 5, 2003, the Accounts were issued, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of the Company (the "Series A Notes"), in exchange for certain outstanding indebtedness which was held by the Accounts. As of September 5, 2003, the Series A Notes are convertible into 2,629,683 Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Huff has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon information provided by the Company, there were 10,000,000 Shares issued and outstanding as of September 5, 2003. As of September 5, 2003, the Accounts were issued, in the aggregate, $37,325,732 principal amount of the

Series A Notes pursuant to the Plan. As of September 5, 2003, the Series A Notes are convertible into 2,629,683 Shares. Pursuant to the terms of the Series A Notes, the Company must pay interest on the Series A Notes, until September 2005, by adding accrued interest to the principal amount of the Series A Notes. As a result of such terms of the Series A Notes, the amount or number of Shares that may be acquired upon the conversion of the Series A Notes is subject to increase, which such increase includes both accrued interest that (i) has been accrued prior to the date hereof pursuant to the addition of such accrued interest to the principal amount of the Series A Notes and (ii) may be accrued after the date hereof pursuant to future additions of such accrued interest to the principal amount of the Series A Notes. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of Huff Global and Huff Asset Management described below. Thus, as of September 5, 2003, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 2,629,683 Shares, or approximately 20.8% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to September 5, 2003, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

          Each of Huff Global and Huff Asset Management has in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of Huff Global and Huff Asset Management, respectively, transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the issuance of securities pursuant to the Plan, among other agreements, Huff Global and Huff Asset Management, among others, entered into a Registration Rights Agreement, dated as of March 25, 2003 (the "Registration Rights Agreement"), pursuant to which, among other things, (i) Huff Global and Huff Asset Management, on behalf of the Accounts, have the right to require the Company to register certain securities of the Company, including the Series A Notes held by or on behalf of the Accounts and the Shares issuable upon conversion of such Series A Notes, for resale, and (ii) Huff Global and Huff Asset Management, on behalf of the Accounts, have incidental registration rights to include Shares held by or on behalf of the Accounts in any registration statement filed by the Company with respect to Shares on its own behalf (other than for employee benefit plans and business acquisitions or corporate restructuring) or on behalf of other stockholders of the Company, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 1 hereto.

          In addition, in connection with the Plan, the Company's Certificate of Incorporation was restated to provide, among other things, that (i) the initial holders of Series A Notes issued to such holders under the Plan (the "Initial Series A Noteholders") are entitled to appoint up to two members of the

Company's Board of Directors so long as (x) the aggregate number of Shares issuable upon conversion of the Series A Notes held by the Initial Series A Noteholders or any of their respective affiliates, and (y) the aggregate number of Shares issued to (and held by) the Initial Series A Noteholders or such affiliates upon conversion of such Series A Notes, continues to represent in the aggregate 7.5% or more of the Shares on a fully-diluted basis (i.e., assuming conversion of the Series A Notes, the Company's Series B 6% Senior Guaranteed Convertible Notes due 2011 and the exercise of certain warrants to purchase Shares issued by the Company pursuant to the Plan, but excluding for purposes of this calculation Shares issued or issuable pursuant to the Company's 2002 Stock Option Plan or subsequent stock plan adopted by the Company's Board of Directors, or any modification, renewal or extension thereto), and (ii) for so long as the Initial Series A Noteholders are entitled to elect directors, the Company's Restated Certificate of Incorporation shall not be amended, whether by merger or otherwise, so as to affect adversely the special rights and powers of the Initial Series A Noteholders without (in addition to such other vote as may be required by law) the prior affirmative vote of a majority of the Initial Series A Noteholders at a special meeting called for such purpose, with each Initial Series A Noteholder entitled to cast a number of votes equal to the number of Shares issued (and held by such holder) and issuable upon the conversion of such holder's Series A Notes as of the applicable record date.

          The  descriptions of the  transactions and agreement set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference to this
Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between William R. Huff and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Registration Rights Agreement, dated as of March 25, 2003, by and among IMPSAT Fiber Networks, Inc. and the shareholders party thereto, incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K filed on April 15, 2003.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 17, 2004


                                            /s/ William R. Huff
                                           -------------------------------------
                                           William R. Huff,  on  behalf  of  WRH
                                           Partners  Global   Securities,   L.P.
                                           and  W.R. Huff Asset  Management Co.,
                                           L.L.C., respectively,  as  investment
                                           manager of certain separately managed
                                           accounts.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).